SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 21, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated April 21, 2016: Nokia Board of Directors convenes Annual General Meeting 2016

Nokia Board of Directors convenes Annual General Meeting 2016

Nokia Corporation

Stock Exchange Release

April 21, 2016 at 13:05 (CET +1)

Nokia Board of Directors convenes Annual General Meeting 2016

Espoo, Finland - Nokia announced today that its Board of Directors (the “Board”) has resolved to convene the Annual General Meeting on June 16, 2016 and that the Board and its committees submit the following proposals to the Annual General Meeting:

•                  Proposal to pay an ordinary dividend of EUR 0.16 per share for 2015 and a special dividend of EUR 0.10 per share;

•                  Proposal on the Board composition;

•                  Proposal to increase the Board remuneration;

•                  Proposal to authorize the Board to repurchase company’s shares;

•                  Proposal to authorize the Board to issue shares; and

•                  Proposals on the re-election of the auditor and the auditor’s remuneration.

Proposal on the payment of dividend

As announced earlier, the Board proposes to the Annual General Meeting that an ordinary dividend of EUR 0.16 per share be paid for the financial year 2015. In addition the Board proposes that in line with the capital structure optimization program announced on October 29, 2015 a special dividend of EUR 0.10 per share be paid. The ex-dividend date would be at New York Stock Exchange on June 16, 2016 and at Nasdaq Helsinki and Euronext Paris on June 17, 2016. The dividend record date would be on June 20, 2016 and the aggregate dividend is expected be paid on or about July 5, 2016.

Proposal on the Board composition

Jouko Karvinen and Simon Jiang have informed that they will no longer be available for re-election to the Board after the Annual General Meeting.

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be nine (9) and that the following current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the Annual General Meeting 2017: Vivek Badrinath, Bruce Brown, Louis R. Hughes, Jean C. Monty, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa and Kari Stadigh.

In addition, the Committee proposes that Carla Smits-Nusteling, who is former Chief Financial Officer of KPN and a non-executive director and investor, be elected as a new member to the Nokia Board of Directors for the same term.

Additional information on the Board candidates will be available in the Committee proposal which will be published simultaneously with the notice to the Annual General Meeting.

The Corporate Governance and Nomination Committee will further propose at the assembly meeting of the new Board taking place after the Annual General Meeting on June 16, 2016 that Risto Siilasmaa be elected as the Chair of the Board and Olivier Piou as the Vice Chair of the Board, subject to their election to the Board of Directors.

Proposal to increase the Board remuneration

In determining the proposed Board remuneration, the objective of the Board’s Corporate Governance and Nomination Committee is for Nokia to be able to compete for the top-of-the-class Board competence in order to maximize the value creation for the shareholders. Therefore, it is the practice of the Committee to review and compare the total remuneration levels and their criteria paid in other global companies with net sales, geographical coverage and complexity of business comparable to that of Nokia’s. Following the completion of the combination with Alcatel Lucent, Nokia’s presence in North America has increased significantly, which emphasizes the need to ensure that the company can recruit best-in-class directors from the region. Based on director compensation statistics, Nokia’s current Board remuneration is not competitive against the levels paid by companies based in North America. The remuneration increase proposed below is not meant to raise the Board remuneration to North American levels, but rather, it is meant to partially bridge the gap between the current remuneration level and the North American level.

The Committee proposes to the Annual General Meeting that the annual fee payable to the Board members elected at the Annual General Meeting be increased to the following levels: EUR 185 000 for the Vice Chair of the Board, EUR 160 000 for each Board member, EUR 30 000 for the Chair of the Audit Committee and the Chair of the Personnel Committee as an additional annual fee and EUR 15 000 for each member of the Audit Committee as an additional annual fee. No increase is proposed to the annual fee of the Chair of the Board. In addition, the Committee proposes that a meeting fee be paid to all other members except the Chair of the Board, based on travel required between the Board member’s home location and the location of a Board or Committee meeting. The meeting fee would be paid for a maximum of seven meetings per term and be paid as follows: EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel. Combined, the annual fee and the meeting fee would partially bridge the competitive gap between Nokia’s Board remuneration and comparable North American remuneration levels.

Further, the Committee proposes that in line with Nokia’s Corporate Governance Guidelines approximately 40 per cent of the annual fee be paid in Nokia shares either purchased from the market or alternatively by using treasury shares held by the company. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes). The proposed meeting fee would be paid in cash.

Proposal to authorize the Board to repurchase company’s shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 575 million Nokia shares. The proposed amount represents less than 10 per cent of the total number of Nokia shares. The shares may be repurchased in order to optimize the capital structure of the company and are expected to be cancelled. In addition, shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans, or to be transferred for other purposes. The shares may be repurchased in deviation of the shareholders’ pre-emptive rights in such marketplaces which allow companies to trade in their own shares, or alternatively, through a tender offer made to all shareholders on equal terms.

The authorization would be effective until December 16, 2017 and terminate the authorization granted by the Annual General Meeting on May 5, 2015.

In line with the capital structure optimization program announced in 2015, the Board plans to repurchase the shares under a two-year, EUR 1.5 billion share repurchase program, subject to being granted authorization by the Annual General Meeting.

Proposal to authorize the Board to issue shares

The Board also proposes that the Annual General Meeting authorize the Board to resolve to issue a maximum of 1 150 million shares through issuance of shares or special rights entitling to shares in one or more issues. The Board proposes that it may issue either new shares or treasury shares held by the company. The Board proposes the authorization to be used to develop the company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the company’s equity-based incentive plans or for other purposes resolved by the Board. The proposed authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance in deviation from shareholders’ pre-emptive rights.

The authorization would be effective until December 16, 2017 and terminate the authorization granted by the Annual General Meeting on May 5, 2015. The proposed authorization would not terminate the authorization granted to the Board by the Extraordinary General Meeting on December 2, 2015.

Proposals on re-election of the auditor and the auditor’s remuneration

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the company’s auditor, and that the auditor be reimbursed based on the invoice and in compliance with the purchase policy approved by the Audit Committee.

The notice to the Annual General Meeting and the complete proposals by the Board and its committees to the Annual General Meeting will be available on Nokia’s website at www.nokia.com/agm.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

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FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans, remuneration or benefits related to changes in our management, Board of Directors and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; C) expectations and targets regarding financial performance, results, dividend payments and payment dates, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations regarding restructurings, investments, uses of proceeds from transactions, the issuance or repurchases of shares, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and E) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 3) uncertainty related to the amount and timing of dividends and equity return we are able to distribute to shareholders for each financial period, including the proposed ordinary dividend of EUR 0.16 per share for the fiscal year 2015 and the special dividend of EUR 0.10 per share; 4) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal